December 22, 2023

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Jennifer Thompson

Jennifer Gowetski

Re:	CHINA SOUTHERN AIRLINES CO LTD

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-14660

Dear Ms. Thompson and Ms. Gowetski:

We refer to your letter dated December 18, 2023 addressed to China Southern Airlines Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by January 17, 2024.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville

cc: Nicholas P. Pellicani (nppellic@debevoise.com)